UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Third Quarter 2021 Financial Results

VTEX delivered strong Q3 results, reflecting robust growth and consistent execution

NEW YORK--(BUSINESS WIRE)--November 17, 2021--VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, today announced results for the third quarter of 2021 ended September 30, 2021. VTEX results have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “We are pleased to announce that VTEX delivered another quarter of robust growth and consistent execution. We are excited to see VTEX’s recent product launches and new partnerships, as well as strong sales momentum and encouraging backlog of new online stores undergoing implementation to join our platform.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “Consumer behavior shift towards online purchasing had staying power. This is just the tip of the iceberg, ecommerce in Latin America is still an untapped opportunity. We are living in a new era, a revolution, and we are here to accelerate it.”

Third Quarter 2021 Operational and Financial Highlights

  GMV reached US$2.3 billion in the third quarter of 2021, representing a year-over-year increase of 7.2% in USD and 4.2% on an FX neutral basis.
  Total revenues increased to US$31.9 million in the third quarter of 2021, from US$27.7 million in the third quarter of 2020, representing a year-over-year increase of 15.2% in USD and 12.3% on an FX neutral basis.
  Subscription revenue represented 93.0% of total revenues and increased to US$29.6 million in the third quarter of 2021, from US$26.3 million in the third quarter of 2020, a year-over-year increase of 12.6% in USD and 9.7% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$20.2 million in the third quarter of 2021, compared to US$20.4 million in the second quarter of 2021.
    Non-GAAP subscription gross margin was 68.2% in the third quarter of 2021, compared to 68.8% in the second quarter of 2021. Non-GAAP subscription gross profit margin quarter-over-quarter compression reflects incremental investments in cybersecurity, privacy and compliance mostly related to our global expansion and becoming a public company.
  Non-GAAP loss from operations was US$13.3 million during the third quarter of 2021, compared to Non-GAAP income from operations of US$6.3 million in the third quarter of 2020, primarily due to incremental personnel-related investments in sales and marketing, and research and development, as we have been investing to capture market share and benefit from the further penetration of ecommerce.
  Non-GAAP negative free cash flow was US$10.4 million during the third quarter of 2021, compared to a positive US$11.6 million free cash flow in the third quarter of 2020, mainly driven by the increase in Non-GAAP loss from operations.
  Our total headcount increased to 1,624 as of September 30, 2021, representing an increase of 91.7% year-over-year.

Third Quarter Product Innovation Highlights:

We innovate aligned with our guiding principles. VTEX key innovations deployed this quarter were:

  Zero friction onboarding:
    VTEX launched self-service onboarding for the seller’s portal, reducing our customers' time to revenue.
  Zero friction collaboration:
    We built the new seller’s portal that enables partners of our customers, franchisers or SMB’s to more easily sell into their marketplaces, making collaboration between the online store, the franchiser or the brick-and-mortar stores seamless.
    We certified our integration with Mercado Libre in Brazil, a significant milestone in our journey to become the center of a vast network that natively connects every part of the global digital commerce ecosystem.
    We enhanced our OMS’ order progress flow system, reducing refresh time to seconds without external event dependencies, such as manual authorization, cancellation windows and anti-fraud. This fits grocery, food & beverage and pet shop companies’ needs, among others, as it enables them to have faster communication between channels, avoid out of stock scenarios and deliver faster to their consumer’s doorstep.
  Single control panel for every order:
    We enhanced our in-store solution with an endless aisle approach that enables brick-and-mortar stores to sell products from other brick-and-mortar stores as well as from the ecommerce store. We’ve improved messaging between the different sales channels, tuned search filters and added social selling.
    We launched a new dashboard that tracks additional key performance indicators of our customers, such as their cart-to-checkout and payment conversion rates.
  The development platform of choice for digital commerce:
    AWS partnership will enable us in the long-term to expand our presence in the global digital commerce segment by using AWS technologies and leveraging AWS’ sales channels to build innovative, customer-centric capabilities for consumer packaged goods companies.
    The new global integration with Facebook aims to ensure better conversion rates in ecommerce by leveraging online campaigns with data intelligence and improving sales conversion natively on the platform.
    Subsequent to the third quarter 2021, we launched a partnership with Stripe to help brands and retailers to offer the most popular payment methods to their consumers regardless of their operating areas.
    The strategic partnership with McFadyen in Brazil and in the US will allow us to leverage not only their technical and architectural expertise, but also the depth and breadth of business planning their strategy practice can offer.

Business Outlook

Online commerce penetration in Latin America continues to increase, demonstrating that the 2020 acceleration in online consumption appears sustainable, even as brick-and-mortar retail stores gradually reopen throughout the region and we lap our toughest comps quarter. Consumer behavior shift towards online purchasing has demonstrated staying power.

Our Q3 2021 FX Neutral year-over-year revenue growth of 12.3% already accelerated to over 20% by the end of the quarter, and it came on top of 140% year-over-year growth in Q3 2020. We expect our revenue growth to continue accelerating during Q4 of 2021, as in Q4 2020 brick-and-mortar stores were already starting to reopen.

Seasonal trends in 2021 are expected to remain similar as in previous years. We expect to continue seeing strong new stores’ growth, as our encouraging backlog undergoes implementation. While supply chain challenges may impact commerce during Q4 2021, we are focused on supporting our customers on a successful Black Friday, Cyber Monday and the holiday shopping season.

In view of the aforementioned trends and VTEX’s performance during the nine months ending September 30, 2021, we currently expect to deliver growth at healthy levels. We are targeting revenue in the US$35.3 million to US$37.3 million range for the fourth quarter of 2021, implying a 27% YoY FXN growth rate in the middle of the range. Although Latam currencies devalued 6.7% during Q3 2021, we are confirming our target of US$124 million to US$126 million range for the fiscal year ended December 31, 2021, assuming current period FX rates.

Importantly, we will continue to invest to grow our business as we work towards enhancing our leadership position in Latin America and explore new opportunities outside the region.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
GMV	2,284.8	2,131.7	6,760.2	4,954.9
GMV growth YoY FXN (1)	4.2%	190.2%	37.0%	137.4%
Revenue	31.9	27.7	88.7	69.6
Revenue growth YoY FXN (1)	12.3%	139.5%	29.9%	102.8%
Non-GAAP Subscription gross profit (2)	20.2	19.2	56.7	47.8
Non-GAAP Subscription gross profit margin (2)	68.2%	73.1%	67.5%	72.7%
Non-GAAP income (loss) from operations (3)	(13.3)	6.3	(32.2)	10.5
Total number of employees	1,624	847	1,624	847
(1)

Calculated by using the average monthly exchange rates for the applicable months during 2020, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2021, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Reconciliation of non-GAAP income (loss) from operations to income (loss) from operations can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-844-200-6205 (Conference ID – 614545) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription revenue for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Subscription revenue	29.6	26.3	83.9	65.7
Subscription cost	(9.7)	(7.1)	(27.9)	(18.0)
Subscription gross profit	19.9	19.2	56.0	47.7
Share-based compensation	0.3	0.0	0.6	0.1
Non-GAAP subscription gross profit	20.2	19.2	56.7	47.8
Non-GAAP subscription gross margin	68.2%	73.1%	67.5%	72.7%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Sales & Marketing expense	(19.3)	(5.3)	(46.1)	(16.4)
Share-based compensation expense	2.6	0.1	4.9	0.2
Amortization of intangible related to acquisitions	0.3	0.1	0.8	0.4
Offering expenses ("IPO") (1)	0.2	-	0.2	-
Non-GAAP Sales & Marketing expense	(16.2)	(5.1)	(40.1)	(15.8)
Research & Development	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Research & Development expense	(14.2)	(4.5)	(33.3)	(12.2)
Share-based compensation expense	3.3	0.1	6.1	0.4
Amortization of intangible related to acquisitions	0.2	0.0	0.5	0.2
Offering expenses ("IPO") (1)	0.1	-	0.1	-
Non-GAAP Research & Development expense	(10.6)	(4.4)	(26.6)	(11.6)
General & Administrative	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
General & Administrative expense	(9.9)	(3.3)	(25.0)	(8.8)
Share-based compensation expense	3.0	0.5	6.1	0.7
Offering expenses ("IPO")	0.9	-	0.9	-
Non-GAAP General & Administrative expense	(6.0)	(2.9)	(18.0)	(8.2)
(1)	Offering expenses ("IPO") for Sales and Marketing and Research and Development are travel-related expenses exclusively for the Event Day.

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Income (loss) from operations	(24.4)	5.5	(52.8)	8.6
Share-based compensation expense	9.3	0.6	18.0	1.3
Amortization of intangibles related to acquisitions	0.5	0.1	1.3	0.6
Offering expenses ("IPO")	1.3	-	1.3	-
Non-GAAP income (loss) from operations	(13.3)	6.3	(32.2)	10.5

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash provided (used) by operating activities for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Net cash provided (used) by operating activities	(10.2)	12.0	(31.8)	8.3
Acquisitions of property and equipment	(0.2)	(0.4)	(1.2)	(1.2)
Non-GAAP free cash flow	(10.4)	11.6	(33.1)	7.1

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended September 30, 2021:

	Three months ended September 30,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2021	2020	Percentage change	2021	2020	Percentage change
Subscription revenue	29.6	26.3	12.6%	28.9	26.3	9.7%
Services revenue	2.2	1.3	67.4%	2.2	1.3	62.2%
Total revenue	31.9	27.7	15.2%	31.0	27.7	12.3%
Subscription cost	(9.7)	(7.1)	37.5%	(9.6)	(7.1)	36.0%
Services cost	(3.1)	(1.7)	80.1%	(3.0)	(1.7)	74.2%
Total cost	(12.8)	(8.8)	45.8%	(12.6)	(8.8)	43.4%
Gross profit	19.1	18.9	1.0%	18.5	18.9	(2.2)%
Operating expenses	(43.4)	(13.4)	224.9%	(41.6)	(13.4)	211.3%
Income (loss) from operation	(24.4)	5.5	n/a	(23.2)	5.5	n/a

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality. As of December 31, 2020, we were trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX Condensed Consolidated Statements of Operations (In thousands of U.S. dollars, unaudited)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Subscription revenue	29,627	26,315	83,937	65,694
Services revenue	2,237	1,337	4,720	3,875
Total revenue	31,864	27,652	88,657	69,569

Subscription cost	(9,735)	(7,079)	(27,911)	(17,960)
Services cost	(3,056)	(1,696)	(7,921)	(5,033)
Total cost	(12,791)	(8,775)	(35,832)	(22,993)

Gross profit	19,073	18,877	52,825	46,576

Operating expenses
General and administrative	(9,947)	(3,336)	(24,976)	(8,841)
Sales and marketing	(19,330)	(5,250)	(46,062)	(16,356)
Research and development	(14,179)	(4,512)	(33,271)	(12,212)
Other income (losses)	14	(275)	(1,303)	(585)
Income (loss) from operations	(24,369)	5,504	(52,787)	8,582

Financial income	2,575	1,298	5,119	2,918
Financial expense	(3,141)	(1,879)	(8,394)	(4,727)
Financial result, net	(566)	(581)	(3,275)	(1,809)

Equity results	162	36	397	27

Income (loss) before income tax	(24,773)	4,959	(55,665)	6,800

Income tax
Current	(1,107)	(2,052)	(1,611)	(3,808)
Deferred	3,921	71	7,387	450

Net income (loss) for the period	(21,959)	2,978	(49,889)	3,442

Attributable to controlling shareholders	(21,959)	2,939	(49,886)	3,356
Non-controlling interest	-	39	(3)	86

Earnings (loss) per share
Basic earnings (loss) per share	(0.119)	0,017	(0.280)	0,020
Diluted earnings (loss) per share	(0.119)	0,016	(0.280)	0,019

VTEX Comprehensive Income (Loss) (In thousands of U.S. dollars, unaudited)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Net income (loss) for the period	(21,959)	2,978	(49,889)	3,442

Items that are or may be reclassified subsequently to profit or loss:
Foreign cumulative conversion adjustment	21	408	325	(987)

Total comprehensive income (loss) for the period	(21,938)	3,386	(49,564)	2,455

VTEX Condensed Consolidated Balance Sheet (In thousands of U.S. dollars, unaudited)

	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	321,629	58,557
Restricted cash	1,190	1,429
Marketable securities	-	16,969
Trade receivables	34,573	24,491
Recoverable taxes	5,577	4,071
Deferred commissions	150	438
Prepaid expenses	5,981	2,379
Derivative financial instruments	25	174
Other	331	223

Total current assets	369,456	108,731

Non-current assets
Deferred tax assets	9,479	2,174
Prepaid expenses	147	3,134
Recoverable taxes	538	674
Deferred Commission	1,130	389
Other	251	53
Right-of-use assets	5,031	5,076
Property and equipment, net	4,906	4,551
Intangible assets, net	34,685	15,093
Investment in joint venture	442	136

Total non-current assets	56,609	31,280

Total assets	426,065	140,011
LIABILITIES	September 30, 2021	December 31, 2020
Current liabilities
Accounts payable and accrued expenses	37,407	20,709
Loans and financing	1,992	1,585
Taxes payables	3,592	6,790
Lease liabilities	1,023	850
Deferred revenue	20,298	14,170
Accounts payable from acquisition of subsidiaries	7,270	2,794
Others	-	159

Total current liabilities	71,582	47,057

Non-current liabilities
Loans and financing	1,914	4,774
Lease liabilities	4,802	5,303
Accounts payable from acquisition of subsidiaries	254	1,206
Deferred revenue	9,885	5,005
Deferred tax liabilities	2,141	731
Other	392	187

Total non-current liabilities	19,388	17,206

EQUITY
Issued Capital	19	17
Capital reserve	387,977	78,945
Other comprehensive income	429	104
Accumulated losses	(53,330)	(3,444)

Equity attributable to VTEX’s shareholders	335,095	75,622
Non-controlling interests	-	126

Total shareholders’ equity	335,095	75,748

Total liabilities and equity	426,065	140,011

VTEX Condensed Consolidated Statements of Cash Flows (In thousands of U.S. dollars, unaudited)

	Nine months ended
	September 30, 2021	September 30, 2020

Net income (loss) of the period	(49,889)	3,442
Adjustments on income (loss) for the period
Depreciation and amortization	2,840	1,803
Deferred income tax	(7,385)	(450)
Loss on disposal of property, equipment, and intangible assets	50	95
Allowance for doubtful accounts	412	662
Share-based compensation	6,845	1,317
Provision for payroll taxes (share-based compensation)	9,991	-
Adjustment of hyperinflation	1,481	335
Profit on investments in joint venture	(397)	(27)
Fair value gain	(366)	(925)
Other gains (losses), net	(433)	(2,618)
Working capital adjustments
Trade receivables	(9,876)	(7,100)
Recoverable taxes	(1,370)	(886)
Prepaid expenses	(615)	(2,799)
Other assets	(161)	(60)
Accounts payable and accrued expenses	10,209	7,127
Taxes payable	1,190	4,987
Deferred revenue	9,697	6,393
Other liabilities	458	(1,470)
Cash provided (used) in operating activities	(27,319)	9,826
Income tax paid	(4,511)	(1,572)
Net cash provided (used) in operating activities	(31,830)	8,254
Cash flows from investing activities
Redemption of marketable securities	16,857	-
Interest received	981	1,013
Payment of business, net of cash acquired	(5,182)	(3,176)
Acquisitions of intangible	(364)	-
Acquisitions of property and equipment	(1,235)	(1,175)
Net cash provided (used) in investing activities	11,057	(3,338)
Cash flows from financing activities
Changes in restricted cash	239	780
Proceeds from the exercise of stock options	3,220	154
Net-settlement of share-based payment	(1,781)	-
Capital increase	1,000	126,976
Capital increase - proceeds from initial public offering, net of transaction costs	296,318	-
Buyback of shares	(2,423)	(103,414)
Payment of loans and financing	(10,349)	(1,932)
Interest paid	(84)	(150)
Principal elements of lease payments	(671)	(199)
Lease interest paid	(513)	(575)
Net cash provided by financing activities	284,956	21,640
Net increase in cash and cash equivalents	264,183	26,556
Cash and cash equivalents, beginning of the period	58,557	29,762
Effect of exchange rate changes	(1,111)	3,056
Cash and cash equivalents, end of the period	321,629	59,374
Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	155	34
Issue of ordinary shares as consideration for a business combination	1,469	-
Unpaid amount related to acquisition of non-controlling interest	27	-
Unpaid amount related to business combinations	8,471	-

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 17, 2021

VTEX

By:	/s/ André Spolidoro Ferreira Gomes
Name:	André Spolidoro Ferreira Gomes
Title:	Chief Financial Officer